UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 20, 2022

(Commission File No. 001-39308)

CALLIDITAS THERAPEUTICS AB

(Translation of registrant’s name into English)

Kungsbron 1, D5

SE-111 22

Stockholm, Sweden

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Company Announcement and Interim Report

On May 18, 2022, the Company announced its unaudited results for the three months ended March 31, 2022, which are further described in the Company’s Interim Report Q1 2022 and press release, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

The Company also presented an updated Investor Presentation on a webcast which is available on the Company’s website and a copy of which is attached hereto as Exhibit 99.3 and incorporated by reference herein.

Additional Company Announcements

On May 17, 2022, the Company announced that the first patient was randomized in its Phase 2 clinical trial of setanaxib in head and neck cancer. This press release is attached hereto as Exhibit 99.4 and incorporated by reference herein.

On May 19, 2022, the Company announced the Committee for Medicinal Products for Human Use of the European Medicines Agent adopted a positive opinion recommending the granting of a conditional marketing authorization for KinpeygoTM for the treatment of primary immunoglobulin A nephropathy in adults at risk of rapid disease progression with a urine protein-to-creatinine ratio ≥1.5 g/gram. This press release is attached hereto as Exhibit 99.5 and incorporated by reference herein.

2022 Annual General Meeting

The Company held its 2022 annual general meeting of shareholders on May 19, 2022. Attached as Exhibit 99.6 is a bulletin with the results of the meeting which is incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated May 18, 2022
99.2	Interim Report Q1 2022
99.3	Investor Presentation
99.4	Press release dated May 17, 2022
99.5	Press release dated May 19, 2022
99.6	Bulletin of 2022 Annual General Meeting
101

The following materials from this Report on Form 6-K are formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed Consolidated Statements of Income for the Three Months Ended March 31, 2022 and 2021 (unaudited); (ii) Condensed Consolidated Statements of Comprehensive Income for the Three Months Ended March 31, 2022 and 2021 (unaudited); (iii) Condensed Consolidated Statements of Financial Position as of March 31, 2022 and 2021 and December 31, 2021 (unaudited); (iv) Condensed Consolidated Statements of Changes in Equity for the Three Months Ended March 31, 2022 and 2021 (unaudited); (v) Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2022 and 2021 (unaudited); (vi) Condensed Parent Company Balance Sheet as of March 31, 2022 and 2021 and December 31, 2021 (unaudited) and (vii) Notes to the Condensed Consolidated Financial Statements (unaudited).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLIDITAS THERAPEUTICS AB

Date: May 20, 2022	By:	/s/ Fredrik Johansson
Fredrik Johansson Chief Financial Officer